

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Shaun Mathew
Partner
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

> **Re: AIM ImmunoTech Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 9, 2022**
> **File No. 001-27072**

Dear Mr. Mathew:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your proxy statement.

Preliminary Proxy Statement on Schedule 14A filed September 9, 2022

Nominees for Election as Director, page 28

1. Please state the ages of all director nominees per Item 7(b) of Schedule 14A. See Item 401(a) of Regulation S-K.

Form of Proxy, page A-4

2. Since a plurality voting standard applies to this election of directors, the proxy may not provide a means to vote against a nominee. See Rule 14a-4(b)(4). Please revise the form of proxy accordingly.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Shaun Mathew
Kirkland & Ellis LLP
September 20, 2022
Page 2

      Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-551-3263.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Mergers & Acquisitions